January 11, 2010

Via Facsimile (202) 772-9203) and U.S. Mail

Peggy Kim. Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
Mail Stop 3628
Washington, D.C. 20549-3628

Re:	Platinum Energy Resources, Inc./Schedule 14D-9 filed December 22, 2009 File No. 005-81107

Dear Ms. Kim:

Platinum Energy Resources, Inc. (the “Company”) has received your comment letter dated December 30, 2009 regarding the referenced filing.  Set forth below are each of the Commission’s comments and the Company’s responses thereto:

Item 4. The Solicitation or Recommendation, page 2

Reasons for Recommendation, page 2

1.	Please revise to further describe the specific reasons for recommending that shareholders reject the offer:
•
In the first bullet, please describe how the offer represents "an opportunistic attempt to purchase at a low price and deprive the Company's stockholders who tender shares in the Offer of the potential opportunity to realize the full long-term value of their investment;"

•	In the second bullet, please describe why the board's "significant knowledge of the strength of the Company's assets" was a reason to reject the offer; and
•	In the third bullet, please quantify the net asset value per share and briet1y describe how the value was calculated.

Company response

We have filed Amendment No. 1 to our Schedule 14D-9 which amends the reasons for the Board of Director’s recommendation to read as follows:

•
the Company’s common stock traded between $7.99 and $6.60 and between $6.97 and $0.53 in the years ended December 31, 2007 and 2008, respectively.  The Company’s common stock traded between $0.85 and $0.30 during the period from January 1, 2009 to December 9, 2009.  In addition, during the period from January 1, 2009 to December 9, 2009, the Company’s common stock traded above $0.50 per share on 122 of 212 trading days during this period.  Accordingly, the Board of Directors believe that, given the timing of the Offer and the Offer Price, the Offer represents an opportunistic attempt to purchase at a low price and deprive the Company’s stockholders who tender shares in the Offer of the potential opportunity to realize the full long-term value of their investment in the Company; however, there can be no assurance as to the actual long term value of the Company’s shares as such value is dependent on a number of factors including general economic conditions and the other factors discussed in Item 8 “Additional Information”;

January 11, 2010

•
the Board of Directors is very familiar with the Company’s assets, including the Company’s oil and gas properties, engineering company and real estate.  The production history and drilling potential of the Company’s oil and gas properties is a primary strength of the Company.  The Board of Directors have significant knowledge of the strength of these assets;

•
the fact that the Board of Directors appointed a special committee to evaluate the Offer.  The special committee prepared several different calculations of the net asset value of the Company.  The special committee 1) compared the total assets of the Company as reported in Form 10-Q for the quarter ending September 30, 2009, adjusted for current and long term portions of long term debt and capital leases, notes payable and an estimate of the cost of ongoing litigation to determine the adjusted net asset value of the Company; 2) compared the risk adjusted valuation of the Company’s proved developed and proved non producing oil and gas properties as of July 1, 2009, adjusted for current and long term portions of long term debt and capital leases, notes payable and an estimate of the cost of ongoing litigation.  The range of net asset values calculated by the special committee was in all cases significantly  in excess of the Offer Price.

We respectfully decline to quantify the net asset value per share for the following reasons:

•
Such disclosure potentially exposes the Company to unnecessary risk of liability under the anti –fraud provisions of the Securities Exchange Act of 1934 if by reason of some unforeseen circumstances, in the event that the Company’s stock should decline significantly below the Offer Price in the near term.

•
The Company’s Board of Directors and executive officer all have overwhelming confidence the Offer Price by Pacific is far too low.  The calculations were prepared by the management of the Company for internal use by the independent committee to verify management’s and the Board’s view that the Offer is very low.  The calculations were made on a good faith basis using the Company’s best internal expertise..  The members of the Company’s management team believes that they have significant expertise to lend to valuation of the Company.  The members of the management team and the Company’s directors are not, however, valuation experts.  Therefore, the Company believes it would be risky and otherwise imprudent to disclose specific share price ranges.  If  the Offer Price is raised to a level that  the Board of Directors believes more closely represents reasonable value, the Company intends  to retain outside, independent, and objective third party financial or valuation advisors to assist the special committee in valuing the Company’s stock, which valuation may be outside of the range of the internally calculated amounts;

•
As Pacific already controls 49.7% of the Company, it is thereby is in a position to directly or indirectly effect the operations of the Company through their control or potential control of the Board of Directors.  As a result, disclosure of the price range would put management and the Board in a position of at least a perceived conflict.  To the extent the price is perceived as too low, management and the Board could be criticized as succumbing to the acquisition of the Company by Pacific to curry favor with Pacific.  To the extent that Pacific or others view the price as too high, that could be utilized to suggest that was of result of management or Board members were (i) trying to protect their current positions with the Company by trying to unfairly ward of the Offer or (ii) could result in unfair reprisals against members of the management team that participated in the process.

January 11, 2010

•
Because of Pacific’s large percentage ownership of the Company it is likely to expect that it is inevitable that at some appropriate time the Board of Directors will enter into negotiations with Pacific.  It is only prudent for management and the Board of Directors to develop a framework of values for conducting these negotiations or attracting another offer.  Accordingly, disclosing this information would put the Company at a competitive disadvantage in conducting these negotiations or attracting an offer for the Company outside the high range of its internal estimate of value; and.

•	We are not aware of any regulations requiring disclosure of this specific information.

Press Release

2.
We note your reference to the Private Securities Litigation Reform Act of 1995. We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21 E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please refrain from referring to the safe harbor provisions in any future press releases or other communications relating to this tender offer.

Company response

The Company will refrain from referring to the safe harbor provisions in any future press releases or other communications relating to this tender offer.

In conclusion, the Company (and all additional filing persons) acknowledges that:
•	the Company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;
•
staff comments or changes to disclosure in response to staff comments do not foreclose the United States Securities and Exchange Commission  (the “Commission”) from taking any action with respect to the filings; and

•	the Company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Contemporaneously with the filing of this response, the Company will be filing Amendment No. 1 to our Schedule 14D-9 and we have enclosed herewith for your convenience a copy of Amendment No. 1, marked to show changes from the original filing..

Sincerely,

// Stephen Fuerst
Stephen Fuerst
General Counsel

c.c. John R. Boyer, Jr. Boyer Jacobs Short